IN THE UNITED STATES DISTRICT COURT

                        FOR THE DISTRICT OF DELAWARE

          FIRST INTERSTATE BANCORP, a       :
          Delaware corporation,             :      No.
                                            :
                    Plaintiff,              :
                                            :
               v.                           :
                                            :
          WELLS FARGO & COMPANY, a          :
          Delaware corporation, PAUL HAZEN, :
          H. JESSE ARNELLE, WILLIAM R.      :
          BREUNER, WILLIAM S. DAVILA,       :
          RAYBURN S. DEZEMBER, ROBERT K.    :
          JAEDICKE, ELLEN M. NEWMAN, PHILIP :
          J. QUIGLEY, CARL E. REICHARDT,    :
          DONALD B. RICE, SUSAN G. SWENSON, :
          CHANG-LIN TIEN, JOHN A. YOUNG and :
          WILLIAM F. ZUENDT,                :
                                            :
                    Defendants.             :

                        COMPLAINT FOR PRELIMINARY AND
                 PERMANENT INJUNCTIVE AND DECLARATORY RELIEF

                    First Interstate Bancorp ("First Interstate" or the "Company"), by its attorneys, for its Complaint alleges on knowledge as to itself and upon information and belief as to all other matters as follows:

                             Nature of the Claims

                    1.  The claims alleged herein arise out of
          Wells Fargo & Company's and the individual defendant directors' (collectively referred to as "Wells") violations of the federal securities laws in connection with its unsolicited offer for the securities and control of First Interstate (the "Hostile Offer").

                    2.  Wells has long desired to achieve
          substantial growth in California, its primary market, but has been unable to achieve that growth through its own operations. Consequently, Wells devised a strategy by which it would grow through an acquisition of First Interstate. This strategy would also enable Wells to eliminate an important competitor in California.

                    3.  Wells has anticipated acquiring First
          Interstate for a considerable period of time. Wells has publicly admitted that an acquisition of First Interstate was "imperative" to achieving its financial strategy. Wells proposed to acquire First Interstate on October 17, 1995 and publicly announced its Proposal (the "Wells Proposal") on October 18, 1995. Wells proposed converting each share of First Interstate common stock into 0.625 shares of Wells common stock.

                    4.  Following its receipt of the Wells
          Proposal, the First Interstate board of directors (the
          "Board") carefully considered the Proposal and other alternatives available to the Company.

                    5. On November 5, 1995, the First Interstate Board met to consider the Wells Proposal as well as a proposal for a strategic merger with First Bank System, Inc. ("First Bank"). After carefully considering the merit of these strategic alternatives and their findings regarding other alternatives, the First Interstate Board voted to reject the Wells Proposal and to approve a strategic merger with First Bank (the "FI/FB Merger").

                    6.  Wells was intensely frustrated by First
          Interstate's decision to merge with First Bank rather than Wells. On November 13, 1995, Wells announced that it intended to commence its Hostile Offer for all of First Interstate's outstanding stock. Subsequently, Wells embarked upon a campaign of deceit and manipulation (the "Campaign") designed to undermine the FI/FB Merger and force the First Interstate Board to accept Wells' Hostile Offer.

                    7. Beginning with its public announcement of the Hostile Offer, Wells has injected into the marketplace misleading information about the FI/FB Merger and the Hostile Offer and has purposely manipulated its stock price to make its Hostile Offer appear more attractive.

                    8.  As set forth in detail below, Wells'
          Campaign, manifested by Wells' non-disclosure and misrepresentation of numerous material facts, was conducted in violation of Sections 14(a) and 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder. Among Wells' repeated violations of the federal securities laws are the following:

                         a.  Wells has disseminated false and
          deceptive analyses of the relative economic benefits of the FI/FB Merger and the Hostile Offer. These analyses overstate the benefits of the Hostile Offer and understate the benefits of the FI/FB Merger;

                         b.  Wells has falsely claimed that its
          Hostile Offer can be consummated on the same timetable as the FI/FB Merger, thus concealing various obstacles to regulatory approval unique to its Hostile Offer;

                         c.  In violation of Rule 10b-6, Wells held
          meetings with securities analysts at which meetings Wells made statements with the intent of manipulating the price of its stock; and

                         d.  In violation of Rule 10b-13, Wells
          falsely represented to the public that it could purchase First Interstate shares after its announcement of the Hostile Offer, notwithstanding that Rule's prohibition against such purchases.

                    9. Wells' Campaign is intended to interfere with the ability of First Interstate's shareholders to fairly and accurately evaluate the merits of the FI/FB
          Merger.

                    10. As intended, Wells' Campaign has deprived First Interstate's shareholders and the investing public of the ability to exercise their right to make informed decisions as to whether to buy, sell or hold First Interstate stock, and how to vote on the FI/FB Merger. First Interstate's shareholders and the investing public are being forced to make important decisions in a market distorted by the defendants' illegal conduct and false and misleading statements.

                    11.  Accordingly, by its Complaint, First
          Interstate seeks injunctive relief requiring Wells to fulfill its obligations under the federal securities laws by correcting its false and misleading statements, and disclosing all material information so that First Interstate shareholders can make informed decisions about the FI/FB Merger and the Hostile Offer. Absent such relief, First Interstate and its shareholders will be irreparably deprived of the full and accurate information guaranteed by federal law to allow them to make informed investment decisions and, thus, they may lose the unique opportunity presented by the FI/FB Merger.

                    12.  Unless enjoined, Wells will continue to
          cause serious irreparable injury to First Interstate, its shareholders, and the investing public.

                    13.  With this Complaint, First Interstate
          requests that this Court enjoin Wells from pursuing its Campaign, and enter an order:

                         a.  declaring that Wells has conducted its
          Campaign in violation of the federal securities laws;

                         b.  requiring Wells to publicly disclose
          its violations of the securities laws;

                         c.  requiring Wells to correct its
          numerous misstatements concerning the FI/FB Merger and the Hostile Offer;

                         d.  enjoining Wells from pursuing its
          Hostile Offer until it reports its actual results for the future performance Wells illegally estimated during its distribution period; and

                         e.  enjoining Wells from committing
          further violations.

                            JURISDICTION AND VENUE

                    14. This Court has subject matter jurisdiction over this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. SECTION 78aa, and 28 U.S.C. SECTION 1331. The claims alleged herein arise under Sections 14(a) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In connection with the unlawful conduct complained of herein, Wells has directly and indirectly used the means and instrumentalities of interstate commerce and of the mails.

                    15.  Venue is proper in this district, under
          Section 27 of the Exchange Act, 15 U.S.C. SECTION 78aa, because Wells transacts its affairs in the District of Delaware, where it is incorporated.

                     THE PARTIES AND RELEVANT NON-PARTIES

                    16. Plaintiff, First Interstate, is a Delaware corporation and bank holding company. Through its subsidiaries, First Interstate provides banking services and banking-related financial services in California and 13 other western states.

                    17.  Defendant, Wells, is a Delaware
          corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with its principal place of business in California.

                    18. First Bank, not a party to this action, is a Delaware corporation headquartered in Minneapolis, Minnesota. First Bank is a bank holding company, which, through its subsidiaries, provides complete financial services to individuals and institutions through 8 banks, a savings association and other financial companies with 366 offices, located primarily in the 11 states of Minnesota, Colorado, North Dakota, South Dakota, Montana, Illinois, Wisconsin, Iowa, Kansas, Nebraska and Wyoming.

                    19.  Defendant, Paul Hazen, has been, at all
          relevant times, the Chairman and Chief Executive Officer of Wells.

                    20.  William F. Zuendt, H. Jesse Arnelle,
          William R. Breuner, William S. Davila, Rayburn S. Dezember, Robert K. Jaedicke, Ellen M. Newman, Philip J. Quigley, Carl E. Reichardt, Donald B. Rice, Susan G. Swenson, Chang-Lin Tien, and John A. Young are directors of Wells and have been directors of Wells at all relevant times.
                              FACTUAL BACKGROUND

          A.   Background of the Wells Proposal

                    21.  Wells first indicated its interest in
          acquiring First Interstate as far back as February 1994, when it sent an unsolicited letter to First Interstate proposing a merger of the two companies. First Interstate's board of directors considered Wells' proposal and determined to decline to pursue a merger with Wells in favor of pursuing other strategies aimed at enhancing shareholder value with First Interstate remaining as an independent company.

                    22. Wells renewed its unsolicited efforts to acquire First Interstate in the fall of 1995. In August 1995, Wells' Chairman and Chief Executive Officer, Paul Hazen, told William Siart, First Interstate's Chairman and Chief Executive Officer, that the acquisition of First Interstate was a strategic "imperative" for Wells. On October 17, 1995, Mr. Hazen delivered a letter to First Interstate proposing a merger of Wells and First Interstate.

                    23.  Wells made its proposal public on
          October 18, 1995. Later that day, three large regional bank holding companies, including First Bank, contacted First Interstate to express their interest in initiating discussions to assess the merits of a strategic partnership. First Interstate's senior management, together with First Interstate's financial advisors, Goldman Sachs & Co. ("Goldman Sachs") and Morgan Stanley & Co. ("Morgan Stanley"), at the direction of the First Interstate Board, then engaged in preliminary discussions concerning potential strategic partnerships with the three large regional bank holding companies that had contacted First Interstate, and they continued to evaluate the options of remaining independent and a possible transaction with Wells.

                    24.  On October 26, 1995, Mr. Siart met with
          Mr. Hazen to discuss the possibility of pursuing a merger of First Interstate and Wells. Among other things, they discussed the possible advantages of a combination of First Interstate and Wells, with particular attention being paid to the cost savings and operating efficiencies which could be achieved in a merger.

                    25. Messrs. Siart and Hazen were joined later that day by Mr. William Bogaard, First Interstate's General Counsel, Mr. George Roberts of Kohlberg Kravis Roberts & Co. ("KKR"), First Interstate's largest shareholder, Mr. Rodney L. Jacobs, the Vice Chairman and Chief Financial Officer of Wells, and Mr. Warren Buffett, Chairman and Chief Executive Officer of Berkshire Hathaway Inc., the largest shareholder of Wells. Extensive dialogue ensued concerning the two companies and their respective strategies, potential cost savings, operating efficiencies and reductions in revenue, and the consolidation of a substantial number of First Interstate's and Wells' respective California branch offices and the revenue loss associated therewith. Mr. Siart asserted that the reductions in revenue which would result from the transaction would significantly exceed those estimated by Wells.

                    26.  Mr. Buffett stated that he had studied
          both companies in some detail and stated, among other things, that the exchange ratio of .625 made sense to him.

                    27. Mr. Roberts stated that, given the other attractive strategic alternatives available to First Interstate, the substantial risk created by a merger of the two companies due to the increased concentration of assets in California, and the tremendous value of the First Interstate franchise, a minimum exchange ratio of .70 shares was required in order to make the transaction equitable.

                    28. During these discussions, Mr. Hazen stated that although Wells might consider increasing the exchange ratio, the maximum exchange ratio it might be prepared to offer was .650. However, he emphasized that he and Mr. Buffett viewed an exchange ratio of .625 as fair to each company's shareholders. Mr. Roberts indicated that the possible increase of the exchange ratio to .650 seemed inadequate to him. Mr. Hazen told Mr. Siart that in no way should their conversation be construed as meaning Wells had raised its offer.

                    29.  On October 31, 1995, Messrs. Siart and
          Hazen met again. Extensive discussions concerning potential cost savings, operating efficiencies and revenue losses also took place, with Mr. Siart voicing various concerns of the First Interstate Board in this regard. Mr. Hazen stated that he believed that the $100 million in revenue losses estimated by Wells were on the high side. Mr. Siart stated that First Interstate might consider further exploratory discussions concerning the value to First Interstate's shareholders of a potential merger with Wells if Wells would offer an exchange ratio of approximately .680. Mr. Hazen then excused himself from the meeting. Upon his return, he stated that he had consulted with Mr. Buffett, reiterated that the maximum exchange ratio that Wells and its major shareholder would consider was .650 and stated that Mr. Buffett fully concurred with this decision.

                    30.  On November 1, 1995, Messrs. Siart and
          Hazen spoke by telephone. Mr. Siart asked Mr. Hazen if he had reconsidered his position. Mr. Hazen stated that his position remained unchanged and that .650 was the maximum exchange ratio that Wells would consider.

          B.   The FI/FB Merger

                    31. On November 5, 1995, after considering and rejecting the Wells Proposal, the First Interstate Board considered and approved a proposed strategic alliance with First Bank, a high-growth institution widely recognized for its sound management, extraordinarily efficient operations and sophisticated multi-state banking experience. The FI/FB Merger offers substantial economic benefits to First Interstate's shareholders that are not available from the Hostile Offer. Among these expected benefits are:

                         a.  The FI/FB Merger, which will be
          accounted for as a pooling-of-interests, will not create goodwill and will, therefore, maximize future shareholder earnings and value. A Wells/First Interstate combination, in contrast, would rely on purchase accounting and would create more than $8 billion in additional goodwill and other intangibles, the annual amortization of which would dramatically reduce reported earnings for up to 25 years.

                         b.  The FI/FB Merger will not cause any
          substantial loss of revenue, because the cost savings will be achieved primarily by consolidation of "back office" and operations systems. A combination of Wells with First Interstate, in contrast, would result in sizable revenue losses due to the large number of shutdowns of California branches, massive layoffs of personnel involved in revenue-generating corporate banking and trust activities, and the large number of branch divestitures expected to be necessary to avoid antitrust violations.

                         c.  The FI/FB Merger is expected to lead
          to substantial increases in reported earnings per share ("EPS") for First Interstate shareholders in 1996, while a Wells/First Interstate union, by contrast, would result in an EPS decrease in the same period.

                         d.  The combined FI/FB entity will reduce
          the percentage of First Interstate's California assets from over 40% to less than 30%. A combination with Wells would lead to excessive concentration in the California market, where 70% of the combined companies' total assets would be located, and a resulting increased risk profile.

                         e.  First Interstate's shareholders will
          own 58% of the combined FI/FB entity but would own only
          52% of a combined Wells/First Interstate entity.

                    32. After the First Interstate Board approved the FI/FB Merger, First Interstate entered into an Agreement and Plan of Merger dated as of November 5, 1995 (the "Merger Agreement") to combine, in a strategic merger of equals, with First Bank. The FI/FB Merger was announced to the Public on November 6, 1995.

                    33.  Pursuant to the Merger Agreement, each
          holder of First Interstate common stock will receive 2.6 First Bank shares for each share of First Interstate common stock. Also pursuant to the Merger Agreement, the FI/FB Merger is subject to the approval of First Interstate's shareholders. After the FI/FB Merger, the new institution, which will retain the First Interstate name, will have $92.4 billion in assets, $7.3 billion in shareholders' equity and the largest service territory west of the Mississippi.

          C.   Wells' Hostile Offer

                    34. On November 13, 1995, Wells announced that it intended to commence a hostile exchange offer for all outstanding shares of common stock of First Interstate. Pursuant to that Hostile Offer, Wells stated its intent to offer to exchange two-thirds of a share of Wells common stock for each outstanding share of First Interstate common stock.

                    35. Also on November 13, 1995, Wells announced its intent to file preliminary proxy materials with the SEC for use in connection with the solicitation of First Interstate shareholders to vote against the approval of the FI/FB Merger at any meeting of shareholders of First Interstate to be called to consider the FI/FB Merger.

                    36.  Concurrently, Wells announced that it
          would file with the SEC preliminary materials for the solicitation of written consents from shareholders of First Interstate to remove First Interstate's current board of directors and to replace them with nominees of Wells who are committed to removing any impediments to the consummation of the acquisition of First Interstate by Wells.

          D.   Wells' Campaign of Deceit and Manipulation

                    37.  Wells, aware that its Hostile Offer is
          unlikely to prevail based upon a fair assessment of its merits relative to the merits of the FI/FB Merger, has resorted to its Campaign of deceit and manipulation designed to artificially inflate the value of the Hostile Offer. To wage this Campaign, Wells has knowingly and willfully made false statements in the Registration Statement on Form S-4 it filed on November 27, 1995 ("S-4"), its Preliminary Proxy Materials filed on December 5, 1995 ("Preliminary Proxy Materials"), its press releases and in its widely reported representations to securities analysts.

                    Wells' Exaggeration of Its Cost Savings

                    38.  Wells has repeatedly made false and
          misleading material statements about the projected cost savings it expects to realize from its acquisition of First Interstate pursuant to the Hostile Offer.

                    39. In its S-4, Preliminary Proxy Materials, and at its meetings with securities analysts, Wells has asserted that it will be able to cut expenses at First Interstate by $500 million more than First Bank. This translates into a claim that Wells will reduce approximately 44% of First Interstate's expense base, or cut $1 billion from First Interstate's anticipated 1996 expenses of $2.3 billion.

                    40. Wells has implied that the $500 million in cost reductions beyond First Bank's will be realized principally by reducing First Interstate's expenses in California.

                    41. Wells has made statements to this effect in its S-4, Preliminary Proxy Materials and to securities analysts, notwithstanding its knowledge that it cannot use the California overlap to reduce First Interstate's expenses by $500 million because First Interstate's California branch and business line expenses total only $495 million. Even by closing every one of First Interstate's California facilities -- which Wells does not purport to intend to do -- Wells could not cut
          $500 million in expenses.

                    42. In an effort to make its $500 million cost savings plan appear plausible, Wells, in its S-4, falsely characterizes its proposed combination with First Interstate as an "in market" transaction, i.e., a transaction between entities located in and serving the same market, thereby creating far greater opportunities for consolidation and cost reductions than are available in out-of-market or "market extension" transactions. (S-4 at 20) Yet, as Wells well knows, First Interstate has only about 44% of its deposits and 37% of its branches in California, and less than one-fourth of First Interstate's expenses are attributed to California.

                    43.  Wells purposely compares its projected
          cost savings to cost savings achieved in true "in-market" transactions to make it appear that its projects' cost savings -- about 44% of First Interstate's base expenses -- are reasonable. Wells' comparison appears in a chart in its S-4. That chart was subsequently published in the American Banker on November 30, 1995 (the "Chart").

                    44. While a Wells/First Interstate combination would involve an overlap of only 44% of deposits and 37% of branches, the true "in-market" transactions Wells chose to compare itself with in the Chart involved (a) 99% deposit/branch overlap (Fleet Shawmut), (b) 100% overlap (UJB/Summit), (c) 82%/73% (Corestates/Meridian),
          (d) 90%/70% (Chemical/Chase), and (e) 62%/70%
          (PNC/Midlantic). Thus, Wells' Chart was intended to be, and is, patently deceptive.

                    45.  While exaggerating its own expense
          savings, Wells, in the Chart, also intentionally misleads First Interstate's shareholders and the public about the feasibility of the savings projections for the FI/FB Merger. For each of the "market extension" transactions on the Chart, Wells reported the percentage of cost savings for each transaction as a percentage of the acquired entity's anticipated stand-alone expenses. Yet, Wells presents the cost savings for the FI/FB Merger as a percentage of First Bank's expenses, not of First Interstate's expenses. This manipulation was intended to make the cost savings projected by First Bank -- 42% -- appear to be unreasonably large when compared to the 15-24% range achieved in other comparable transactions. In its Preliminary Proxy Materials, Wells uses this manipulation to attack First Bank's projected cost savings for the FI/FB Merger as "two to three times those projected in comparable transactions." (Preliminary Proxy Materials at 9) In fact, as Wells knows, when properly expressed as a percentage of First Interstate's expenses, the resulting figure -- 22% -- is within the range of cost savings achieved in other transactions.

                    Wells' Grossly Understated
                    Revenue Loss Estimates

                    46. In addition to intentionally exaggerating the projected expense cuts attainable in a Wells/First Interstate merger, Wells has intentionally understated the projected revenue losses it will suffer from its announced slashing of First Interstate's operations.

                    47.  Wells has publicly stated that the
          measures necessary to achieve $1 billion in cost savings in a merger between Wells and First Interstate will result in revenue losses of only $100 million in California. This amounts to a loss of only 7% of First Interstate's California-based revenue, even though Wells has admitted that it intends to close 85% of First Interstate's California branches.

                    48.  Wells knows that a merger between First
          Interstate and Wells will result in revenue losses well in excess of $100 million. That Wells' understatement of revenue loss was knowing and deliberate is evidenced by Wells' own experience in its 1986 merger with Crocker National Bank ("Crocker"). In connection with that merger, Wells suffered an attrition rate in demand deposits of 28.1% when it closed 62% of Crocker's branches. While Wells discusses its Crocker experience in its S-4 (see S-4 at 21), the S-4 understates the revenue loss in that transaction because it fails to disclose that other California banks' demand deposits increased during the same period that Crocker's were declining.

                    49. In order to mask its understatement of the revenue losses attendant to a Wells/First Interstate merger, Wells, in its S-4, manipulates the projected EPS resulting from such a transaction. In its S-4, Wells appropriates First Bank's projections for First Interstate's 1996-97 revenue and then mismatches them with First Interstate's estimated 1995 expenses. (S-4 at 22) Through this contrivance, Wells conjures up approximately $200 million in additional annual pre-tax earnings.

                    Wells' Misrepresentations Regarding
                    Accounting Methods

                    50.  Wells' extensive repurchases of its own
          stock in recent years has forced Wells to account for its proposed acquisition of First Interstate under the "purchase" method of accounting rather than under the more advantageous "pooling-of-interests" accounting rules. Under purchase accounting rules, Wells would be forced to record more than $8 billion in additional goodwill and other intangibles for an acquisition of First Interstate. Purchase accounting rules require that this $8 billion sum be amortized against reported earnings for up to 25 years, which will significantly depress those earnings. In addition, purchase accounting rules will reduce Wells' financial flexibility by potentially limiting Wells' ability to engage in future acquisitions, and those same rules may raise regulatory problems for Wells.

                    51.  First Bank, on the other hand, will be
          able to record the FI/FB Merger under the "pooling-of-interests" accounting method, under which the FI/FB entity will not record any additional goodwill, and, therefore, will avoid the severe disadvantages which Wells would encounter if it combined with First Interstate.

                    52. Aware that First Bank's ability to use the pooling method makes the FI/FB Merger substantially more attractive than the Hostile Offer, Wells has attempted to deceive First Interstate's shareholders and the public into believing that purchase accounting will have no impact on First Interstate's shareholders.

                    53. Despite the obvious advantages of pooling accounting, Wells, in its Preliminary Proxy Materials, falsely asserted that "there is no meaningful difference between purchase accounting and pooling of interests accounting." (Wells Preliminary Proxy at 11; see also S-4 at 23)

                    54.  Belying its claim that there is no
          meaningful difference between the purchase and pooling accounting methods, however, Wells has falsely questioned First Bank's ability to use the pooling-of-interests technique. On November 22, 1995, Wells' Chief Financial Officer reported that Wells' accounting firm stated that, "they don't see how First Bank can do a pooling transaction." Daniel Kaplan and Barton Crokett, "Accounting Becomes Crucial In Battle to Buy First Interstate," American Banker, November 22, 1995. Wells has continued to question First Bank's ability to use the pooling method, Wells Preliminary Proxy Materials at 6, notwithstanding the fact that Ernst & Young, the independent auditor to First Bank and First Interstate, issued a letter dated December 4, 1995, stating that the FI/FB Merger will qualify for pooling-of-interests treatment.

                    Wells' Misrepresentations Regarding
                    First Bank's Stock Repurchases

                    55. Wells has falsely stated that First Bank's repurchase program has had the effect of artificially raising the price of First Bank stock, thereby denying First Interstate's shareholders an accurate reading of the market value of the FI/FB Merger.

                    56.  Wells has falsely and misleadingly
          insinuated in various public filings and public statements that First Bank's purchases of its own stock was done as a clandestine, recently-conceived merger-related tactic. What Wells has omitted to disclose is that First Bank has had a continuing, publicly-announced stock repurchase program throughout 1993, 1994 and 1995.

                    57. For example, as publicly reported in its Reports on Forms 10-K for 1993 and 1994, First Bank repurchased 6.2 million and 6.3 million shares in 1993 and 1994, respectively. On January 19, 1995 and February 15, 1995, First Bank announced programs to repurchase
          2 million and 14 million shares, respectively, by the end of 1996.

                    58. First Bank further publicly announced that it expected to repurchase up to 24.3 million shares during 1995 and 1996 as a result of these previously announced repurchase programs.

                    59. The repurchase programs were reconfirmed at the November 6, 1995 analysts' meeting in connection with the announcement of the merger of First Bank and First Interstate and described in the joint press release announcing the merger, which was also filed as an exhibit to First Bank's Report on Form 8-K filed November 13. First Bank's Form 10-Q filed with the SEC on November 13, 1995, and the First Bank Registration Statement on Form S-4 filed on November 20, 1995, each also contains references to such repurchase programs.

                    60. As publicly reported in First Bank's 1995 quarterly reports on Form 10-Q, First Bank repurchased
          1,040,475, 2,644,410 and 4,306,620 shares in the first,
          second and third quarters, respectively.

                    61. First Bank's management implemented these programs long before First Interstate and First Bank ever engaged in merger negotiations.

                    62.  Wells also knows that federal rules
          prohibit repurchases by First Bank during a period of at least one month prior to the shareholder vote on the merger.

                    63.  Despite these public filings and Wells'
          knowledge of the federal rules which prohibit repurchase prior to any merger, Wells continues to make false and misleading statements with respect to the First Bank repurchase program. These false and misleading statements are intentionally designed to divert attention from the fact that the FI/FB Merger is superior to the Wells' Hostile Offer.

                    Wells' Misleading Statements Regarding
                    the Reciprocal Fees and Options

                    64.  In its S-4, Wells misleadingly
          characterizes various provisions, including the reciprocal termination fees and the reciprocal options that were agreed upon in connection with the FI/FB Merger as "obstacles." This is highly misleading since Wells' Hostile Offer is not conditioned upon the elimination or invalidation of these agreements.

                    Wells' Misrepresentations Regarding Who
                    Could Benefit From Its Hostile Offer

                    65.  At its meeting with analysts on
          December 6-7, 1995, Wells attempted to suggest that First Bank itself believes the Hostile Offer is in the interests of First Interstate's shareholders. Thus, Wells asserted that Rick Zona, the Chief Financial Officer of First Bank, stated: "Wells' proposal is clearly a great deal for their shareholders." This statement is patently misleading because it suggests that Rick Zona and First Bank believe the Hostile Offer would be beneficial to First Interstate's shareholders. In fact, and as Wells certainly knows, Mr. Zona was commenting that Wells' shareholders -- not First Interstate's shareholders -- would benefit from a potential Wells/First Interstate combination. The Dow Jones News Service reported Mr. Zona as saying: "Wells' proposal is clearly a great proposal - for their (Wells') shareholders," ... "However, it is inferior to ours when compared to the impact on First Interstate shareholders." "First Bank: Wells Fargo Bid for First Interstate Inferior," Dow Jones News Service, November 17, 1995.

                    Mr. Hazen's False and Misleading Statements

                    66.  Mr. Hazen has attempted to mislead the
          investing public by, among other things, advising the public, without any reasonable basis, of the future price of Wells' stock.

                    67.  For example, Mr. Hazen is reported in a
          November 14, 1995 article appearing in The Los Angeles Times as stating that if shareholders could be certain that the Wells deal would happen, the stock would bounce back to the high of $230.25 that it hit when Wells made the unsolicited public offer.

                    68. This highly misleading speculation, made without any reasonable basis, was intended solely to mislead the investing public and the First Interstate shareholders.

                    Wells' Misrepresentations Concerning
                    the Timetable for the Hostile Offer

                    69.  As Wells knows, the timing of the FI/FB
          Merger is a critical fact. Wells has made false and misleading statements about its ability to obtain regulatory approval for the Hostile Offer on the same timetable as the FI/FB Merger.

                    70. In its Preliminary Proxy Materials, Wells stated that "it will be able to obtain the necessary regulatory approvals ... no later than the date on which First Bank would be able to obtain the necessary regulatory approvals for the FI/FB Merger." (Preliminary Proxy Materials at 4) Wells made an identical representation in its S-4, at pages 3 and 16, and Wells' Chairman states on the second page of his letter to First Interstate shareholders, as part of the Wells Proxy Statement, that "there is no timing advantage to the FBS Proposal." These assertions are misleading, because they fail to disclose that Wells must overcome significant obstacles to regulatory approval that are not at issue in the FI/FB Merger.

                    71.  Wells knows, for example, that because
          Wells' entire franchise is in California, and First Interstate is one of its principal competitors there, consummation of the Hostile Offer raises serious antitrust concerns under the federal antitrust law and banking laws. Wells also knows that there is no such problem with the FI/FB Merger. Wells has also significantly understated the amount of deposits it will need to divest to win regulatory approval for an acquisition of First Interstate. These sizable divestitures will inevitably prolong the approval process.

                    Wells' Misrepresentations Concerning Its
                    Ability to Purchase First Interstate Shares

                    72.  Wells has also knowingly and willfully
          used alleged regulatory approval under the Hart-Scott-Rodino Antitrust Improvement Act ("HSR") in a misleading attempt to build momentum for the Hostile Offer. In a press release dated November 17, 1995, just four days after it announced its Hostile Offer, Wells issued a press release claiming that it had received HSR clearance, enabling it to purchase up to 5% of the shares of First Interstate. Wells' press release explicitly claimed that Wells can purchase the shares "any time after today by means of open market or privately negotiated purchases."

                    73.  Under SEC Rule 10b-13, however, a party
          which has publicly disclosed the intention to commence a tender offer, such as Wells' Hostile Offer, cannot engage in any purchases of securities that are the subject of the offer. Wells' statement to the contrary was plainly false.

          E.   Wells' Manipulation of the Price of Its
               Stock in Violation of SEC Rule 10b-6

                    76. Wells is also blatantly violating SEC Rule 10b-6 by promoting its stock during a distribution of that stock. Wells broadcast its manipulated stock prices at what has been accurately reported in the press as "Wells' most elaborate presentation in years for Wall Street banking analysts." This presentation was marked by the unusual step of personal appearances in New York on December 6 and 7, 1995 by Wells' Chairman and Chief Executive Officer, its President and its Vice Chairman and Chief Financial Officer at a meeting for more than 200 people. Thomas S. Mulligan, "Paul Hazen Seeks to Sell Future of Bank to Wall Street," The Los Angeles Times, December 7, 1995.

                   77.  At this meeting, Wells issued new and
          unprecedented projections. It claimed that its 1996 revenue, without giving effect to a transaction with First Interstate, will increase by 8%, its net interest income will increase by 5% and its non-interest expense will grow by 2-3%, and non-interest income will increase by 12%. These projections translate into a 12% increase in pre-tax, pre-provision earnings. Wells informed its audience that these estimates meant that Wells' 1996 earnings would be in the mid-$20 range.

                    78.  These dramatic new disclosures, in the
          middle of the distribution period for the Wells stock to be used to effect the Hostile Offer, had precisely the effect Wells intended for them: the analysts immediately raised their estimates of Wells' 1996 performance, and Wells' stock price went up accordingly.

                    79. The substance of the analyst presentation, however, was misleading and manipulative. Wells projected 8% revenue growth in 1996, even though it experienced adjusted average annual growth of less than 2.5% over the last two years. The 8% revenue growth projection, which is based partly on a projected 5% growth of net interest income, is highly implausible, given that (a) Wells had no net interest income growth in the last two years; and (b) other factors, such as deposit pricing pressures and increasingly competitive loan pricing, are affecting net interest income.

                    80. As one analyst observed, "Wells is smart. Before the First Interstate battle, it was in their interest to conservatively report earnings to permit share buybacks at lower prices. Now reverse goals are in force, and earnings may be aggressively reported to raise the stock price." James Rosenberg, Lehman Bros., Wells:
          Let's Put Upbeat Meeting in Perspective: 1996 Estimate Up, December 8, 1995.

                    81. Even if the substance of the presentation were not misleading, Wells' manipulation of its stock constitutes a clear violation of SEC Rule 10b-6, which provides that it is unlawful for an issuer or other person on whose behalf a distribution of securities is made to attempt to induce any person to purchase any security which is the subject of such distribution. The purpose of this rule, as stated by the SEC, is to "prevent participants in a distribution from artificially conditioning the market for the securities in order to facilitate the distribution." Release 34-22510
          (October 10, 1985). Both the timing and content of Wells' sales pitch were carefully calculated to induce market participants to purchase Wells' stock and thus cause the price of its stock to rise, resulting in an increase in the perceived value of the Hostile Offer. Unlike issuer stock repurchases, which are permitted until two trading days prior to the mailing of the prospectus, there is no similar cooling-off period concept that would permit Wells' illegal artificial conditioning of the market.

                                 FIRST CLAIM
                       (For Violation of Section 14(e))

                    82. First Interstate repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

                    83.  Section 14(e) of the Exchange Act, 15
          U.S.C. SECTION 78n(e), makes it unlawful for any person:

               to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders.

                    84.  In connection with its Hostile Offer,
          Wells has caused to be disseminated, in its S-4, Preliminary Proxy Materials, press releases and at analysts' meetings, to First Interstate shareholders, the public and analysts, statements of material fact, which were, at the time and in light of the circumstances under which they were made, false and misleading. Wells has also omitted to state material facts necessary in order to make these statements not false or misleading, all as described above.

                    85.  Wells has engaged in other fraudulent,
          deceptive and manipulative acts and practices, in contravention of Section 10(b) of the Exchange Act and Rule 10b-6 thereunder, all as described above.

                    86.  Wells' many false and misleading
          statements and non-disclosures, along with its fraudulent, deceptive and manipulative acts and practices, as described herein, violated Section 14(e) of the Exchange Act.

                                 SECOND CLAIM

               (For Violation of Section 14(a) and Rule 14a-9)

                    87. First Interstate repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

                    88.  Section 14(a) of the Exchange Act, 15
          U.S.C. SECTION 78n(a), makes it unlawful for any person:

               in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 781 of this title.

          Rule 14a-9, promulgated pursuant to Section 14(a) of the Exchange Act, provides:

               No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false and misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

                    89.  In connection with its Hostile Offer,
          Wells has caused to be disseminated to First Interstate shareholders, the public and analysts proxy statements and other materials, and made oral solicitations, which were, at the time and in the light of the circumstances under which they were made, false and misleading, and omitted to state material facts necessary in order to make these statements not false or misleading, all as described above.

                    90.  Wells has engaged in other fraudulent,
          deceptive and manipulative acts and practices, in contravention of the securities laws, all as described above.

                    91.  Wells' many false and misleading
          statements and non-disclosures, along with its fraudulent, deceptive and manipulative acts and practices, as described herein, violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

                              IRREPARABLE INJURY

                    Unless Wells is enjoined from disseminating further false and misleading information, required to correct its numerous misstatements and enjoined from pursuing its Hostile Offer until the estimates disseminated at the December 6-7, 1995 meeting can be verified or disproved through the reporting of actual earnings, (a) First Interstate shareholders will be deprived of their right to evaluate the FI/FB Merger based upon accurate information; (b) First Interstate shareholders will be denied an honest and fair opportunity to evaluate the FI/FBS Merger as compared to the Hostile Offer; (c) First Bank will be deprived of the opportunity to present an honest and accurate picture of the FI/FB Merger; and (d) the federal securities laws will continue to be violated by Wells. Monetary damages are inadequate to redress this injury.

                              PRAYER FOR RELIEF

                    WHEREFORE, plaintiff respectfully requests that this Court enter an order and judgment:

                         a.  entering judgment in favor of
          plaintiff;

                         b.  declaring that, by its conduct, Wells
          has violated the federal securities laws;

                         c.  enjoining Wells from pursuing its
          Hostile Offer until such time in 1996 as the 1996 earnings and other estimates disseminated by Wells at the December 6-7, 1995 meeting can be verified or disproved through the reporting of actual earnings;

                         d.  requiring Wells to disclose publicly
          its clear and continuing violation of the federal securities laws as a material consideration of the Hostile Offer;

                         e.  enjoining Wells from engaging in
          similar violations in the future;

                         f.  requiring Wells to rescind and correct
          the numerous false and misleading statements it has made in connection with the FI/FB Merger and Hostile Offer;

                         g.  awarding plaintiff its reasonable
          costs and expenses; and

                         h.  granting such other relief as the
          Court deems just and proper.

                                        _____________________________
                                        Steven J. Rothschild (#659)
                                        Karen L. Valihura (#2638)
                                        Robert S. Saunders (#3207)
                                        Herbert W. Mondros (#3308)
                                        SKADDEN, ARPS, SLATE,
                                          MEAGHER & FLOM
                                        One Rodney Square
                                        P.O. Box 636
                                        Wilmington, Delaware  19899
                                        (302) 651-3000
                                        Attorneys for Plaintiff First
                                          Interstate Bancorp

          DATED:  December 18, 1995